Exhibit 99.1

ABN 82 010 975 612

2806 Ipswich Road Darra
Queensland 4076 Australia
Telephone: + 61 7 3273 9133
Facsimile: + 61 7 3375 1168
www.progen-pharma.com

Results of 2012 Annual General Meeting

Brisbane, Australia, 29th November 2012. Progen Pharmaceuticals Ltd (ASX:PGL, OTC:PGLA) today releases the results of the 2012 Annual General Meeting.

In accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act, we advise details of the resolutions and the proxies received in respect of each resolution are set out in the attached proxy summary.

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. www.progen-pharma.com

For more information:

Blair Lucas
Company Secretary
+61 7 3273 9133
+61 403 358 638

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG545, and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.

PROGEN PHARMACEUTICALS LIMITED	Proxy Summary
2012 Annual General Meeting	Thursday, 29 November 2012

1)                                     DIRECTORS’ REMUNERATION REPORT

The instructions given to validly appointed proxies in respect of the resolution were as follows:

For	Against	Abstain	Proxy’s discretion
8,327,145	566,567	50,329	86,807

The motion was carried as a special resolution on a poll the details of which are:

For	Against	Abstain
9,038,223	567,567	50,329

2)                                     RE-ELECTION OF DIRECTOR - MR HENG TANG

The instructions given to validly appointed proxies in respect of the resolution were as follows:

For	Against	Abstain	Proxy’s discretion
7,670,679	69,381	38,549	96,055

The motion was carried as an ordinary resolution on a show of hands.

3)                                     APPOINTMENT OF AUDITOR

The instructions given to validly appointed proxies in respect of the resolution were as follows:

For	Against	Abstain	Proxy’s discretion
8,980,155	78,389	32,249	90,055

The motion was carried as an ordinary resolution on a show of hands.